SECURITIES AND EXCHANGE COMMISSION,
                             Washington, D.C. 20549
                               ------------------
                                  SCHEDULE TO/A

 Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                               (Amendment No. 1*)

                       INNOVATIVE CLINICAL SOLUTIONS, LTD.
                       (Name of Subject Company (issuer))

                  Innovative Clinical Solutions, Ltd. (offeror)
                  ---------------------------------------------
Names of Filing Persons (identifying status as offeror, issuer or other person))

            $100,000,000 Convertible Subordinated Debentures due 2003
                         (Title of Class of Securities)

                                    45767E107
                      (CUSIP Number of Class of Securities)

                            Margaret D. Farrell, Esq.
                          Hinckley, Allen & Snyder LLP
                                1500 Fleet Center
                              Providence, RI 02903
                                 (401) 274-2000

Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee
Transaction valuation (1)             Amount of filing fee (2)
$22,500,000                           $4,500

(1) Determined in accordance with Rule 0-11(a)(4) as the average of the bid and asked price of our Debentures reported on June 9, 2000.
(2) Calculated in accordance with Rule 0-11(b) as one-fiftieth of one percent (.02%) of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $4,500
                       ---------------------
Form or Registration No.:  005-46363
                         ----------------------------
Filing Party:     Innovative Clinical Solutions, Ltd.
             ----------------------------------------
Date Filed:       June 12, 2000
           ------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[  ] third-party tender offer subject to Rule 14d-1.
[  ] issuer tender offer subject to Rule 13e-4.
[  ] going-private transaction subject to Rule 13e-3.
[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 to Innovative Clinical Solutions, Ltd.'s (the "Company") Schedule TO (the "Amendment") amends the Schedule TO filed on June 12, 2000 (the "Initial Filing"). The purpose of the Amendment is to clarify certain legal issues related to the Initial Filing. When the Company made the Initial Filing, it did so because of its uncertainty as to whether Rule 13e-4 would be applicable to the solicitation of consent from the holders of its $100 million of 6 3/4% Convertible Subordinated Debentures due 2003 (the "Debentures") to a prepackaged plan of bankruptcy which, if approved by the bankruptcy court, would result in the cancellation of the Debentures and the issuance to the Debentureholders of 90% of the Company's issued and outstanding equity securities. The Company's counsel could find no authority as to whether or not the solicitation of consents to a prepackaged plan, absent a concurrent exchange offer, might be viewed as an issuer tender offer subject to Rule 13e-4. The rules under Section 13 and Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") do not contain a definition of "tender offer." Further, the Bankruptcy Code requires that any solicitation of consents to a prepackaged plan be conducted in a manner which complies with "other applicable non-bankruptcy law." In the absence of a definition of "tender offer," the Company was concerned that the solicitation of consents might be viewed as an offer to acquire the Debentures.

         Given the absence of any authority in the area and the importance of complying with non-bankruptcy law in connection with the consent solicitation, the Company voluntarily elected to take an extremely conservative view and make the Initial Filing in order to avoid a claim by any Debentureholder that the solicitation was not conducted in accordance with "other applicable non-bankruptcy law." While the applicability of the tender offer rules was questionable, the Company determined that the filing of the Schedule TO would preclude a claim by a Debentureholder that the solicitation was in some way subject to the tender offer requirements and that the Company had failed to comply with such requirements, thereby necessitating a resolicitation.

         Subsequent to the Initial Filing, the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the "SEC") by letter to the Company indicated that some of the terms of the consent solicitation appeared to conflict with the tender offer requirements. The discrepancies, however, were necessary to comply with the Bankruptcy Code and the rules promulgated thereunder. Further analysis of the requirements under Rule 13e-4 have led the Company to conclude that the consent solicitation is not an issuer tender offer subject to Rule 13e-4. The fact that no securities will be actually tendered in connection with the solicitation supports the Company's conclusion that the solicitation is not subject to the tender offer rules.

         Because the Company does not believe the tender offer rules apply to this solicitation, it does not believe that the requirements of Rule 13e-4 or the protections afforded thereunder are applicable to this solicitation. Nevertheless, as indicated in the Disclosure Statement, upon the commencement of the bankruptcy proceeding, the Company intends to request that the bankruptcy court schedule a hearing to consider (i) approval of the Disclosure Statement as having contained adequate information, (ii) approval of the solicitation procedures as having been in compliance with Section 1126(b) of the Bankruptcy Code and (iii) confirmation of the Prepackaged Plan pursuant to Section 1129 of the Bankruptcy Code. Both Debentureholders and stockholders will have the right to file objections to approval of the Disclosure Statement, the solicitation procedures or the confirmation of the Prepackaged Plan, all of which would be considered by the bankruptcy court. Under the Bankruptcy Code, the bankruptcy court is required to determine if the Disclosure Statement contained adequate information and if the Prepackaged Plan is fair and equitable to creditors and equity holders. If the bankruptcy court determines that the Disclosure Statement does not contain adequate information, the Company will be required to resolicit consents to the Prepackaged Plan.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/Gary S.Gillheeney
----------------------------------------------------
(Signature)

Gary S. Gillheeney, Chief Financial Officer
----------------------------------------------------
(Name and title)

July 13, 2000
---------------------------
(Date)